                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
           UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


                                   AEC I, INC.
                                   -----------
                 (Name of Small Business Issuer in Its Charter)

NEVADA
------------------------------------------------          ----------------------
(State of Incorporation)                                  (IRS Employer
                                                          Identification Number)

3325 N. Service Rd, Burlington, Ontario Canada            L7N 3G2
------------------------------------------------          ---------
(Address of the Principal Executive Offices)              (Zip Code)

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.       DESCRIPTION OF BUSINESS

         We incorporated as Environmental Motor Corp., a Delaware corporation, on March 22, 2000. On July 3, 2001 we changed our name to Alternate Energy Corporation. On September 27, 2002 we merged with Alternate Energy Corporation, a Nevada corporation, for the purposes of changing our domicile to Nevada. In February 2003, we entered into an agreement with COI Solutions, Inc., a public company, to sell substantially all our assets in exchange for 104,870,715 shares of COI's common stock. The sale of our assets included the sale of the name "Alternate Energy Corporation," so on March 4, 2003 we changed our name to AEC I, Inc.

         As a result of our sale of assets to COI Solutions (now Alternate Energy Corp.), we own approximately 80% of that company. Alternate Energy is a reporting issuer under the Securities Exchange Act of 1934 and as such files reports with the Securities and Exchange Commission. Alternate Energy Corp. common shares trade on the OTC Bulletin Board under the symbol ARGY.

         Prior to the sale of all our assets we were developing a motor that could run on hydrogen and a lower cost method for creating hydrogen for the use in the engine and for fuel cells.

         Since the sale of our assets we have not actively engaged in any operating business. Our management has decided that AEC I shall go forward by acquiring technologies that are complementary to the business of Alternate Energy Corp. and the acquisition of companies that would otherwise complement the work of Altenate Energy Corp. This would include companies designing and developing fuel cells, engines that run on alternative fuels, production of alternate fuels and the production of materials used in alternate fuel applications. We intend to maintain our majority position in Alternate Energy Corp.

         As we currently own 80% of Alternate Energy Corp. (ARGY) we treat it as a consolidated subsidiary (please see our financial statements, below). Since ARGY is an important part of our business we are providing the following summary of ARGY's business.

         ARGY's main technology is focused on production of on-demand hydrogen. The hydrogen production system leverages a proprietary chemical process that yields fuel-cell-quality hydrogen from fresh or salt water, with no known harmful by-products. Since AEC's hydrogen-maker requires little space, we believe it can be designed to directly supply almost any application on an as-needed basis, eliminating the need to store hydrogen in a compressed state.

         ARGY believes its hydrogen technology will have application in the areas of stationary and portable fuel cell applications, back-up power applications, electric-powered and gas combusting vehicles, and residential and commercial/industrial applications for users wishing to gain independence from the existing electricity grid.

         Unlike most of its competitors, AEC's process does not generate its hydrogen from fossil fuels. It also does not require any electric power. Nor does it require a large scale manufacturing process. The Company believes that its technology will have both substantial environmental and cost-competitive advantages in the marketplace.

TECHNOLOGY

         The AEC Hydrogen Production Technology improves the production of hydrogen, and resultant gaseous formation, without the need for external energy input at time of production. The components are comprised of a unique metal alloys immersed in an aqueous media. These alloys can produce effective, highly purified hydrogen utilizing a low cost mix of materials.

         Suitable water sources for the aqueous media includes, but are not limited to, distilled water, natural sea water, artificial sea waters formulated with the addition of mineral salts to distilled or other water, brine, mineral waters, or any manner of natural fresh waters.

         Upon immersion of fabricated alloys into the aqueous media, immediate production of aqueous ions and gaseous components, including but not limited to, hydrogen and oxygen, result. No source of external energy is introduced or required for such production. The process does not involve electrolysis, or the use of external source of electrical power of any manner. Removal apparatus for the oxygen are not required for the purity levels required in use by alkaline fuel cells and internal combustion engines.

         Gaseous output has been successfully utilized as the sole fuel source to power an internal combustion engine for indefinite periods of time, with only the ongoing addition of water, and as the power source for a motorized fuel cell vehicle. The output from the AEC process was certified by Maxxam Analytics, and analytical laboratory company in Canada, to be 99.9% pure hydrogen on October 7, 2003.

COMPETITION

         The alternate fuel and alternate energy sector is very competitive. Generally there are two main processes in which hydrogen is currently produced in large quantities for either fuel cell use or industrial applications: by extraction of hydrogen from hydrocarbons and by the electrolysis of water. Fossil fuels can be reformed to produce pure hydrogen and within this process natural gas is the most common fuel of choice. This process also produces carbon dioxide emissions and requires excessive power to operate the reformer. Hydrogen can be separated from oxygen in water using electrolysis. This process requires high voltage electricity and is un-economical.

         Electrolytically produced hydrogen costs around $30/mBtu, natural gas reformed hydrogen about $3/mBtu, and gasoline reformed hydrogen about $9/mBtu.

         We believe that the U.S. hydrogen industry currently produces 9 million tons of hydrogen per year (enough to power 20-30 million cars or 5-8 million homes) for use in chemicals production, petroleum refining, metals treating and electrical applications. Steam methane reforming accounts for 95% of the hydrogen produced in the U. S. Other methods of hydrogen production are gasification of fossil fuels (e.g. coal), splitting water using electricity (electrolysis), heat or light, and thermal or biological conversion of biomass.

         We believe that researchers and companies understand the importance of this fuel. There are fuel cell and vehicle producers, like Ballard and Ford, teaming up with fuel producing companies like Exxon working cooperatively, trying to make a viable, economically competitive hydrogen fuel.

         The two major categories of hydrogen productions systems are fuel cell manufacturing companies, which invariably integrate a fuel production process, and manufacturers and distributors industrial gases, including hydrogen.

         Examples of industrial gas providers include Air Liquide (www.airliquide.com), a global provider of industrial and medical gases. Their core business is to supply oxygen, nitrogen, hydrogen and other gases and services to most industries (for example: steel, oil refining, chemicals, glass, electronics, healthcare, food processing, metallurgy, paper and aerospace). Air Products' hydrogen strategy has focused on the supply of hydrogen for demonstration and pilot projects to such organizations as Honda and Toyota. Air Products built and operates an on-site hydrogen production facility, a fuel cell power plant and a fueling station capable of dispensing hydrogen and hydrogen blended fuels to a fleet of light duty vehicles in Las Vegas, Nevada. Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Southern Europe. Their primary products are oxygen, nitrogen, argon, helium, hydrogen, electronics gases and a wide range of specialty gases. Praxair was selected as the exclusive hydrogen supplier for Coleman Powermate's new AIRGEN(TM) fuel cell generator. The generator can be used by industrial customers as a back-up power source to keep mission-critical computer and phone systems operating during power outages.

LICENSES

         AEC owns all its technology without any royalty obligations and relies on no licensing agreements for its operations. We anticipate that we may enter into cross licensing agreements with major distribution partners in the future as part of the distribution of its products.

PATENT

         A provisional patent has been filed for our core technology and we have substantially documented the invention date. We have conducted a comprehensive prior art search and are currently preparing the main patent application. We intend to obtain patent protection in the countries that represent approximately 80% of global gross domestic product.

         We additionally own patented technologies that enable electric utility companies and large multi-national industrial companies to significantly increase their power output. This is accomplished without increasing the amount of fossil fuel that is used, which provides two additional benefits: less dependency on imported fossil fuels and lower fossil fuel pollution levels. AEC's patented technologies provide this increased power through reclaiming heat energy that is typically lost to the environment when producing electric power and also through reducing the cost and complexity of the equipment required in typical utility operations. The Canadian patent number is LA2190675 and the US patent numbers are 5,603,218 and 5,910,100. AEC has no current plans for the development of this technology.

GOVERNMENT REGULATION

         It is common for the government to set the standards of alternative energy processes. Hydrogen has not come under those standards as yet. The only regulations that currently apply are for the storage of Hydrogen gas, which our process does not require. However, we believe that the flow, pressure build up, and the fittings used in our applications, whether they are direct ignition or fuel cell application, will eventually come under regulation.

TRADEMARKS

         The Company currently owns no trademarks with respect to its products.

EMPLOYEES

         We currently have 8 full time employees. In conjunction with the production of prototype units we anticipate that we will have a total of 12 full time employees at the end of 12 months. All our employees are employees of our ARGY subsidiary. Our president, Sean Froats, is also an officer of ARGY.


ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements, and the notes thereto included herein. The information contained below includes statements of our management's beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. For a discussion on forward-looking statements, see the information set forth in the Introductory Note to this registration statement under the caption "Forward Looking Statements", which information is incorporated herein by reference.

ALTERNATE ENERGY CORP. FOR THE PERIOD ENDED SEPTEMBER 30, 2004

         Alternate Energy Corp. is focused on bringing to market a reliable and economical process for creating low-cost, on demand hydrogen for use in the production of power. We are focusing on the production of power in both vehicles and buildings. We are currently in the research and development stage and don't have any revenues, but have successfully produced hydrogen that was used in the operation of a fuel cell. We operate from two facilities: one in Burlington, Ontario, Canada and one in Knoxville, Tennessee.

PLAN OF OPERATION

         We have begun the process of refining our hydrogen production process and have been testing different alloys in order to find the most efficient. We have also successfully converted an internal combustion engine to work with hydrogen as fuel. AEC does not intend to enter into the manufacturing of hydrogen-run IC engines, but rather to eventually commission an existing manufacturer to build a unit that meets AEC's technology design specifications. This ICE generator was converted purely for testing and demonstration purposes.

         We also made a strategic investment in Astris Energi Inc., a producer of hydrogen fuel cells. We had previously entered into agreements with Astris and had provided a prototype hydrogen generator to power their fuel cell golf car in September 2003. This investment of $300,000 assures us the first POWERSTACK(TM) MC250 Astris fuel cells `off the line', to be installed in a 2.4 kW Model E8 affordable AFC (Astris Fuel Cell) generator. Upon delivery of the AFC generator, the unit will then be interfaced to operate using AEC's hydrogen production technology. This completed `powerpack' will be used as a combined demonstration unit, to jointly and independently, attract and secure commercial, utility and government customers interested in renewable on-site energy.

         The investment was in common shares of Astris stock and included 1 warrant per common share exercisable at $0.50 per share. The common shares were bought at $0.30 per share and will be registered for resale. Astris' shares trade on the OTC Bulletin Board under the symbol ASRNF.

         During the next 12 months we will be improving the efficiency of our on-demand hydrogen production process and will be demonstrating both the internal combustion unit and alkaline fuel cell unit to engine and generator producers. We estimate that we will require additional funding of approximately $1 million over the next 12 months. During that time we expect to be able to enter into strategic and manufacturing relationships with a hydrogen production unit that is ready for commercial use.

RESULTS OF OPERATIONS

         During the quarter ended September 30, 2004 we had a net loss totaling $1,413,750 as compared to $807,515 for the same quarter in 2003. For the ninths months ended September 30, 2004 we had a net loss of $5,302,065 compared with a net loss of $2,796,776 in the same period of 2003.

         The increase quarter over quarter is due to our increased testing activities and the opening of our Tennessee facility. We are currently spending approximately $22,000 per month for testing and expenses at the Tennessee facility. We have also spent approximately $61,000 in professional fees related to our patent applications

CASH AND LIQUIDITY

         Our cash decreased from $1.7 million at the beginning of the quarter to $777,559 at the end of the quarter. At this current rate we expect to have to seek to need to raise additional funds during the 1st quarter of 2005. As noted above, it is anticipated that we would need to raise up to $1 million over the next 12 months to fully fund operations. We expect to raise these funds through the sale of our common stock.

SUBSEQUENT EVENTS

         On November 10, 2004 we announced that we would be canceling 30 million shares of stock that had previously been issued in conjunction without purchase of assets from AEC I, Inc. The original owners of those assets, consisting of patents for technologies no longer intended for use by us, will return all shares received from AEC I for the return of the patents and in turn, AEC I shall return 30 million shares of our common stock that have been allocated from the purchase price as it relates to those patents. This will have the effect of decreasing our issued and outstanding shares by 22%.

ALTERNATE ENERGY CORP. FOR THE PERIOD ENDED DECEMBER 31, 2003

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND NEW ACCOUNTING PRONOUNCEMENTS

         Management's discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. At each balance sheet date, management evaluates its estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial condition and results of operations include those listed below:

DEFERRED CONSULTING COSTS

         Shares have been issued to service providers and consultants over the term of contracts ranging from 1 to 3 years. Shares have been issued at the fair market value price at date of contract signing and the expense will be amortized over the term of the contract.

IMPAIRMENT OF INTANGIBLE ASSETS WITH INDEFINITE LIVES

         On May 22, 2003, the Company adopted SFAS No 142, "Goodwill and Other Intangible Assets." Under the new statement, the Company no longer amortizes intangible assets with indefinite lives, but instead tests for impairment on at least an annual basis. In accordance with SFAS No. 142, the Company evaluates the carrying value of other intangible assets annually as of December 31 and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether the other intangible asset is impaired, the Company compares the fair value of the reporting unit to which the other intangible asset is assigned to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit to its carrying amount. In calculating the implied fair value of the other intangible assets, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of its intangibles. The initial evaluation of the intangible assets completed as of October 1, 2003 in accordance with SFAS No. 142 resulted in no impairment losses. Additionally, the Company performed its periodic review of its intangible assets for impairment as of December 31, 2003, and did not identify any asset impairment as a result of the review.

STOCK OPTION PLANS

         The Company applies the fair value based method of accounting prescribed by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION in accounting for its stock options granted to both employees and non-employees. As such, compensation expense is recorded on the date of grant based on the fair market value of the stock and expensed in the period which the option was granted.

RESULTS OF OPERATIONS

         FOR FISCAL YEAR ENDED DECEMBER 31, 2003, COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2002

         REVENUES

         For the fiscal years ended December 31, 2003 and December 31, 2002, AEC had no revenues. AEC continues its efforts to develop its hydrogen production system.

         EXPENSES

         AEC had total expenses of $3,699,119 and $2,109,566 in the fiscal year ended December 31, 2003 and December 31, 2002, respectively. AEC's expenses for the fiscal year ended December 31, 2003 consisted of $76,973 in administrative expenses, $2,857,703 in consulting fees, $240,000 in management fees, $29,443 in professional fees, and $697,000 in stock option benefits. During the fiscal year ended December 31, 2002, AEC's expenses were substantially the same as in fiscal year 2003, except for consulting fees, which were $721,098 in the 2002 period and AEC had no stock option benefit expense in the 2002 period. The stock option benefit expense resulted from AEC's adoption of a stock option plan in May 2003, and the subsequent grant of options to purchase 4,1000,00 shares of AEC's common stock. AEC did recover $202,000 on a loan made by AEC, which offset AEC's expenses in fiscal year 2003. Additionally, AEC had a loss on an investment of $1,059,197 in 2002, and no loss on investments in 2003. Over the next 12 months, AEC anticipates that its expenses will increase over its expenses in fiscal year 2003 as a result of AEC's continuation of the development of its hydrogen production system.

         NET LOSS

         AEC had a net loss of $3,699,119 for the fiscal year ended December 31, 2003, compared with a net loss of $2,109,566 for the fiscal year ended December 31, 2002. The increase of $1,589,553 in the net loss for the 2003 fiscal year compared to the 2002 fiscal year relates mainly to the increase in consulting fees and stock option benefit expenses in the 2003 period, offset by the $1,059,197 AEC incurred as a result of a loss on investments in the 2002 period. Management believes that, for the fiscal year ending December 31, 2004, AEC will only be able to reduce its net loss if AEC can create and sustain significant revenues from its hydrogen production system.

LIQUIDITY AND CAPITAL RESOURCES

         AEC's financial statements have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. AEC incurred a net loss of $3,699,119 and $2,109,566 for the years ended December 31, 2003 and December 31, 2002, respectively, and has an accumulated deficit of $14,571,171 at December 31, 2003. AEC had $2,612,013 in United Stated Dollars and $23,766 in Canadian Dollars in cash on hand as of March 3, 2004. Management may obtain additional capital principally through the sale of equity securities. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon AEC ultimately obtaining profitable operations. However, no assurances can be given that AEC will be successful in these activities. Should any of these events not occur, the accompanying financial statements will be materially affected.

         AEC is at present meeting its current obligations from financing activities. However, due to no cash generated from operations, AEC currently does not internally generated cash sufficient to pay all of its incurred expenses and other liabilities. As a result, AEC is dependent on investor capital and loans to meet its expenses and obligations. Although investor funds have allowed AEC to meet its obligations in the recent past, there can be no assurances that AEC's present methods of generating cash flow will be sufficient to meet future obligations. Historically, AEC has, from time to time, been able to raise additional capital, but there can be no assurances that AEC will be able to raise additional capital in this manner.

         Net cash used in operating activities was $1,668,601 for the twelve month period ended December 31, 2003, compared with $136,489 for the twelve month period ended December 31, 2002. The Net Cash for the 2003 period resulted mainly from an adjustment to the Company's net loss for stock issuances for services of $7,773,423, deferred consulting costs of $3,122,456 and stock option liability of $693,600.

         Net cash obtained from financing activities was $712,362 for the twelve month period ended December 31, 2003, compared with $141,794 for the twelve month period ended December 31, 2002. In the 2003 period, the Company issued shares of common stock for $532,000 and received advances from directors totaling $180,362.

         Net cash used in investing activities for the fiscal year ended December 31, 2003 was $1,969,236 for the purchase of intangible assets. There was no cash used for investing activities during the fiscal year ended December 31, 2002.

         In January 2004, AEC entered into a Securities Purchase Agreement with Palisades Master Fund LP, Crescent International Ltd., Alpha Capital AG, Bristol Investment Fund, Ltd., Ellis International Limited, Inc., Vertical Ventures, LLC, Platinum Partners, Abraham Schwartz, Colbart Birnet, Chana Braun, Ronald Nash, Marketwise Trading, West End Convertible Fund, and a trust account pursuant to which AEC sold a total of 5,500,000 shares of common stock at a price of $0.50 per share and warrants to purchase a total of 2,750,000 shares of common stock at an exercise price of $0.85 per share. The warrants have a three year term. AEC received gross proceeds of $2,750,000 from this transaction.

         In December 2003, AEC entered into a Securities Purchase Agreement with LRG Holdings Inc., Professional Traders Fund LLC, Generation Capital Associates, First Mirage Inc., Truk Opportunity Fund LLC, pursuant to which AEC sold a total of 1,060,000 shares of common stock at a price of $0.50 per share and warrants to purchase a total of 471,112 shares of common stock and an exercise price of $1.20 per share. The warrants have a three year term. AEC received gross proceeds of $530,000 from this transaction.

         May 22, 2003, AEC issued 104,870,715 shares of common stock to AEC1, Inc. in exchange for technology, products and licenses.

         AEC expects to have sufficient cash to meet its short-term capital requirements. However, there are no assurances that AEC will be able to raise sufficient funds to meet long-term capital needs. AEC may also seek alternative sources of financing, including from more conventional sources such as bank loans and credit lines. Again, no assurances can be given that AEC will be able to meet its needs through the sale of securities or otherwise. Further, the availability of any future financing may not be on terms that are satisfactory to AEC.

         From time to time, AEC may evaluate potential acquisitions involving complementary businesses, content, products or technologies. AEC has no present agreements or understanding with respect to any such acquisition. AEC's future capital requirements will depend on many factors, including growth of AEC's business, the success of its operations, economic conditions and other factors including the results of future operations.

PLAN OF OPERATION FOR AEC I

         In addition to the plan of operation stated above with regard to ARGY, we plan to continue to look for the opportunity to purchase companies or technologies that are complementary to ARGY's business. We don't expect to need additional funds for working capital, however, in order to acquire businesses or technologies we may have to sell our common stock or some of our holdings of the common stock of ARGY

ITEM 3.       DESCRIPTION OF PROPERTY

         We currently share office space with our ARGY subsidiary. Our offices are located at 3325 North Service Road, unit 105, Burlington, Ontario, Canada L7N 3G2 Phone: (905) 332-3110 Fax: (905) 332-2068. We along with ARGY occupied 3,000 square feet at a rental rate of $1,992,88 CAD per month ($1,517.11 USD per month). The lease is renewed on a bi-annual basis with the current period ending April 30, 2005.

         ARGY is considering opening a technical and sales satellite office in the U.S. near Oak Ridge, Tennessee.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of the company's securities by officers, directors and those holding more than 5% of the issued and outstanding shares of AEC I, Inc.

------------------------ -------------------------------- --------------------- ---------------------- ---------------
                                                          AMOUNT AND NATURE
                         NAME AND ADDRESS OF              OF BENEFICIAL                                PERCENTAGE OF
TITLE OF CLASS           BENEFICIAL OWNER                 OWNERSHIP             POSITION               CLASS
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   Blain Froats (1)                 50,705,000 (2)        CEO, Director          48.4%
                         3325 North Service Road,
                         Unit 105
                         Burlington, Ontario
                         Canada
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   Sean Froats (1)                  55,000,000 (3)        Vice-President,        52.5%
                         3325 North Service Road,                               Director
                         Unit 105
                         Burlington, Ontario
                         Canada
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   Marilyn Froats (1)               2,406,561
                         3325 North Service Road,
                         Unit 105
                         Burlington, Ontario
                         Canada
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   All officers and directors       55,705,000                                   53.1%
                         as a group
------------------------ -------------------------------- --------------------- ---------------------- ---------------

(1) Blaine Froats is the father of Sean Froats and is married to Marilyn Froats. Marilyn Froats is Sean Froats mother.

(2) 50,000,000 shares of AEC I, Inc. are titled in the name of First Flotilla (BWI) Inc., which is owned by Blaine Froats and Sean Froats. Blaine Froats also owns 705,000 shares of AEC I, Inc. in his own name.

(3) 50,000,000 shares of AEC I, Inc. are titled in the name of First Flotilla (BWI) Inc., which is owned by Blaine Froats and Sean Froats. Sean Froats also owns 5,000,000 shares of AEC I, Inc. in his own name.


ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

MANAGEMENT

         As of November 5, 2004, the directors and executive officers which are actually employed by AEC I, their age, positions, the dates of their initial election or appointment as directors or executive officers, and the expiration of the terms are as follows:

NAME                      AGE           POSITION
----                      ---           --------
Blaine Froats             65            Chairman of the Board of Directors, CEO
Sean Froats               32            Director, Vice President of Operations,
                                          and Secretary

         None of our directors have been involved in any bankruptcy or criminal proceeding (excluding traffic an other minor offenses), nor has been enjoined from engaging in any business.

         AEC's directors are elected at the annual meeting of stockholders and hold office until their successors are elected. AEC's officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board.

         BLAINE FROATS is the CEO of AEC and has been the chairman of the board of directors and chief executive officer of ARGY, since May 2003. Mr. Froats was raised in London, Ontario where he attended South Collegiate Institute. In 1958, he joined A. E. Ames where he completed the Investment Dealers Association Securities Course in two years, earning the fourth highest mark in Canada. After leaving A. E. Ames in 1958, Mr. Froats joined the Royal Trust Company as a Personal Investment and Pension Fund Officer. During his tenure with the Royal Trust Company, he completed the Harvard University Certified Analyst Course and thereafter obtained a Certified Financial Analyst degree. From 1964 to 1969, he worked for Cochran Murray & Company (now known as Midland Walwyn) as an Institutional Salesperson and then a Special Situation Analyst. He eventually joined the Corporate Finance Department and worked closely with one of the firm's senior partners. While with Cochran Murray & Company, he underwrote Magna Electronics (now known as Magna International). In 1970, Mr. Froats formed his own consulting firm. Mr. Froats became involved in plastic reclaiming and invented a plastic/paper separator that was, subsequently, patented internationally. Since 1975 he has been the Chief Executive Officer of several publicly reporting companies in both Canada and the United States, including Formulated Mouldings (Canada) Inc., an Ontario company, Mainframe Fund Inc., an Ontario company, and Nyderdown (Canada) Inc., an Ontario company. He is currently the Chief Executive Officer and Chairman of Environmental Shelter, Inc., an Ontario company, Environmental Fuel Technology, Inc., an Ontario company, and Environmental Plastics Corporation, a Delaware corporation. In 1991, Mr. Froats founded Environmental Products Group, Inc. ("EPG"), an affiliated Delaware corporation, for which he co-invented a new plastic used in home moldings. Mr. Froats is currently the Chairman of the Board of Directors of EPG, which in 1991-92 was listed on the OTC Bulletin Board but is no longer a reporting company. Mr. Blaine Froats is the father of Mr. Sean Froats, the Vice President of Operations and a director of AEC.

         SEAN FROATS is the Vice President of AEC I and has been a director, secretary and the vice president of operations of ARGY since May 2003. Since 1997, Mr. Froats has been a director and the vice president of operations of EPG where he is responsible for all computer related operations, film presentations, technical drawings, and the design of EPG's logo, stationary, reports, graphics, and website. He invented EPG's plastic shelter and co-invented EPG's home molding plastic. In 1991-92 EPG was listed on the OTC Bulletin Board but is no longer a reporting company. Mr. Sean Froats is the son of Mr. Blaine Froats, the chairman of the board of directors of AEC.


ITEM 6.       EXECUTIVE COMPENSATION

         The following table sets forth, for the fiscal period ended September 30, 2004 and December 31, 2003 and 2002 certain information regarding the compensation earned by AEC's Chief Executive Officer and each of AEC's most highly compensated executive officers whose aggregate annual salary and bonus for fiscal 2003 exceeds $100,000, with respect to services rendered by such persons to AEC and its subsidiaries.

(a)                   (b)          (c)           (d)           (e)               (f)            (g)            (h)         (i)
                                                                                             SECURITIES
NAME AND                                                      OTHER           RESTRICTED     UNDERLYING
PRINCIPAL                                                     ANNUAL            STOCK         OPTIONS/        LTIP
POSITION           YEAR (1)      SALARY         BONUS      COMPENSATION-       AWARD(S)        SARS          PAYOUTS       ALL
--------           --------      ------         -----      -------------       --------        ----          -------       ---
Blaine Froats       2004           -              -              -                -              -              -           -
                    2003
                    2003           -              -              -                -              -              -           -

Sean Froats         2004
                    2003
                    2002           -              -              -                -              -              -           -

COMPENSATION OF DIRECTORS

         We have not compensated any director for his services as a director during 2004 except as set forth above.

EMPLOYMENT AGREEMENTS

         There are no outstanding fees or expenses due directors or officers or any employment agreement with them.


ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED PARTIES

         Our president and director is also an officer and director of our subsidiary ARGY.

ITEM 8.       DESCRIPTION OF SECURITIES

GENERAL

         Our authorized capital consists of 150 million shares of common stock, par value $0.001 per share and 0 shares of preferred stock. At March 11, 2004, there were 130,700,395 outstanding shares of common stock and no outstanding shares of preferred stock. Set forth below is a summary description of certain provisions relating to our capital stock contained in its Articles of Incorporation and By-Laws and under Nevada Statutes. The summary is qualified in its entirety by reference to our Articles of Incorporation and By-Laws and Nevada law.

COMMON STOCK

         Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holder of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary of involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in its business. The payment of dividends on the common stock is, therefore, unlikely in the foreseeable future.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Currently, there is no trading market for our common stock. We currently have 104,870,715 shares issued and outstanding. All shares are eligible for share pursuant to Rule 144. However, approximately 58,000,000 of the shares are subject to volume restrictions imposed by the rule as they are held by officers, directors or affiliates. The remainder are held by non-affiliate shareholders. We have approximately 1,200 shareholders of record.

         We have never issued a dividend and have no plans to issue a dividend in the future. We do not have an stock compensation plan for any of our officers or directors and therefore have not allocated any shares to such a plan.

ITEM 2.       LEGAL PROCEEDINGS

         The Company is not currently involved in any legal proceedings not in the usual course of business or that would have a material effect on the Company.

         However, on August 15, 2002, the Securities and Exchange Commission filed a civil lawsuit against our ARGY subsidiary, its former CEO and other individuals. SEC v. COI Solutions, et al. Case No. 02-80766-CIV-Hurley. The action against ARGY was initiated prior to our acquiring our interest in ARGY. The SEC alleges in its complaint that COI Solutions, while under prior management, engaged in a scheme to pay illegal kickbacks to representatives of a European fund contrived by the FBI and made false and misleading statements in filing on Form S-8. The SEC is seeking injunctive relief enjoining any violations of the securities laws and is also seeking civil penalties.


ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.


ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

         None.


ITEM 5.       INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

         The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

         The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

         The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses.

         Our Articles of Incorporation include an indemnification provision under which we have agreed to indemnify directors and officers of AEC from and against certain claims arising from or related to future acts or omissions as a director or officer of AEC. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of AEC pursuant to the foregoing, or otherwise, AEC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


                                    PART F/S

                                   AEC I, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003
                            (STATED IN U.S. DOLLARS)

                                   AEC I, INC.

                                      INDEX


                                                                          PAGE
                                                                          ----

DECEMBER 31, 2003
-----------------

INDEPENDENT AUDITORS' REPORT                                              F-1

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets - Statement I                             F-2

    Consolidated Statements of Shareholders' Equity - Statement II        F-3

    Consolidated Statements of Operations - Statement III                 F-4

    Consolidated Statements of Cash Flows - Statement IV                  F-5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            F-6 - F-12

SEPTEMBER 30, 2004
------------------

    Balance Sheet for the nine month period                               F-13

    Income statement for the nine month period                            F-14

    Statement of Cash Flows                                               F-15

    Notes to the condensed financial statements (Unaudited)               F-16

                          INDEPENDENT AUDITORS' REPORT



TO THE SHAREHOLDERS OF:
AEC I, INC.


We have audited the accompanying consolidated balance sheets of AEC I, INC. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and their cash flows for each of the two years in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/

TORONTO, ONTARIO
SEPTEMBER 1, 2004
CHARTERED ACCOUNTANTS

AEC I, INC.                                                                        STATEMENT I
CONSOLIDATED BALANCE SHEETS
As at December 31, 2003
----------------------------------------------------------------------------------------------

                                                                2003                  2002
----------------------------------------------------------------------------------------------
ASSETS
      CURRENT
         Cash                                               $   415,547           $     2,587
         Deferred consulting costs (note 2)                   3,122,456                    --
         Prepaid expenses                                        38,801                10,000
----------------------------------------------------------------------------------------------
         Investment in related party (note 3)                   100,000                    --
----------------------------------------------------------------------------------------------
                                                              3,676,804                12,587
      OTHER
         Technology, patents and licences (note 2)            1,969,236                62,863
----------------------------------------------------------------------------------------------

                                                            $ 5,646,040           $    75,450
==============================================================================================

LIABILITIES
      CURRENT
         Accounts payable and accrued liabilities           $   275,091           $     6,137
         Stock option liability (note 4)                        846,780                    --
         Due to director (note 5)                               333,440                47,602
----------------------------------------------------------------------------------------------

                                                              1,455,311                53,739
----------------------------------------------------------------------------------------------

MINORITY INTEREST (note 11)                                     705,760                    --
----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY - Statement II

      CAPITAL STOCK (note 6)                                     67,863                67,863

      ADDITIONAL PAID IN CAPITAL                              6,874,295                    --

      DEFICIT                                                (3,457,189)              (46,152)
----------------------------------------------------------------------------------------------

                                                              3,484,969                21,711
----------------------------------------------------------------------------------------------

                                                            $ 5,646,040           $    75,450
==============================================================================================
Contingent Liability (note 12)

                                           DIRECTOR


{SEE ACCOMPANYING NOTES.}                                                                  F-2

AEC I, INC.                                                                                                         STATEMENT II
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                         ADDITIONAL                                    TOTAL
                                                       COMMON             PAID IN              ACCUMULATED             EQUITY
                                                       STOCK              CAPITAL              DEFICIENCY           (DEFICIENCY)
--------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2001                                   $    62,863          $        --          ($      125)          $    62,738
--------------------------------------------------------------------------------------------------------------------------------


   Issue of shares (note 6)                               5,000                   --                   --                 5,000
   Net loss                                                  --                   --              (46,027)              (46,027)
--------------------------------------------------------------------------------------------------------------------------------


DECEMBER 31, 2002                                        67,863                   --              (46,152)               21,711
--------------------------------------------------------------------------------------------------------------------------------


   Increase in investment in subsidiary as
      a result of additional shares issued
      to minority shareholders                               --            6,874,295                   --             6,874,295
   Net loss                                                  --                   --           (3,411,037)           (3,411,037)
--------------------------------------------------------------------------------------------------------------------------------


DECEMBER 31, 2003                                   $    67,863          $ 6,874,295          ($3,457,189)          $ 3,484,969
================================================================================================================================


{SEE ACCOMPANYING NOTES.}                                                                                                    F-3


AEC I, INC.                                                                          STATEMENT III
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003
--------------------------------------------------------------------------------------------------

                                                                  2003                   2002
--------------------------------------------------------------------------------------------------

REVENUE                                                     $          --           $          --
--------------------------------------------------------------------------------------------------


                                             EXPENSES
      Administrative                                               78,616                  11,091
      Consulting fees                                           2,860,203                  14,432
      Management fees (note 9)                                    250,000                      --
      Professional fees                                            34,543                  20,504
      Stock option benefit (note 4)                               697,000                      --
--------------------------------------------------------------------------------------------------


LOSS BEFORE THE UNDERNOTED                                     (3,920,362)                (46,027)
      Forgiveness of loan                                         202,000                      --
      Minority interest                                           199,752                      --
      Pre-dilution earnings                                       414,301                      --
      Gain on dilution of investment in subsidiary                 29,272                      --
      Write-off of goodwill                                      (336,000)                     --
--------------------------------------------------------------------------------------------------



NET LOSS FOR THE YEAR                                       ($  3,411,037)          ($     46,027)
==================================================================================================



NET LOSS PER SHARE (note 7)                                 ($        .03)             ($       -)
==================================================================================================


WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                   104,870,715             100,287,381
==================================================================================================


{SEE ACCOMPANYING NOTES.}                                                                      F-4

AEC I, INC.                                                                                     STATEMENT IV
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003
------------------------------------------------------------------------------------------------------------

                                                                              2003                  2002
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss for the year - Statement III                               ($3,411,037)          ($   46,027)
      Add:  Items not affecting cash flow
            Minority interest                                                (199,752)                   --
            Pre-dilution earnings                                            (414,301)                   --
            Gain on dilution of investment in subsidiary                      (29,272)                   --
            Write off of goodwill                                             336,000                    --
------------------------------------------------------------------------------------------------------------

                                                                           (3,718,362)              (46,027)
     Changes in non-cash working capital components
          - Prepaid expenses                                                  (28,801)              (10,000)
          - Deferred consulting costs                                      (3,122,456)                   --
          - Accounts payable and accrued liabilities                           66,954                 6,137
          - Stock option liability                                            693,600                    --
------------------------------------------------------------------------------------------------------------
                                                                           (2,390,703)               (3,863)
------------------------------------------------------------------------------------------------------------

                  Net cash used in operating activities                    (6,109,065)              (49,890)


FINANCING ACTIVITIES
     Additional paid-in capital                                             6,874,295                    --
     Issue of common shares                                                        --                 5,000
     Advances from directors                                                  285,838                47,604
------------------------------------------------------------------------------------------------------------
                                                                            7,160,133                52,604
------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Investment in related party                                             (100,000)                 (127)
     Purchase of technology, licenses and patents                          (1,843,510)                   --
     Acquisition of subsidiary (note 11)                                      (62,863)                   --
     Increase in minority interest due to additional share issue            1,368,265                    --
------------------------------------------------------------------------------------------------------------

                                                                             (638,108)                 (127)
------------------------------------------------------------------------------------------------------------


INCREASE IN CASH DURING YEAR                                                  412,960                 2,587


CASH, BEGINNING OF YEAR                                                         2,587                    --
------------------------------------------------------------------------------------------------------------


CASH, END OF YEAR                                                         $   415,547           $     2,587
============================================================================================================


{SEE ACCOMPANYING NOTES.}                                                                                F-5

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND CONSOLIDATION
         --------------------------------------

         NATURE OF OPERATIONS

         The Company was incorporated on March 22, 2000 in Wilmington, Delaware, U.S.A. and later reincorporated in the State of Nevada and commenced active business operations on October 26, 2001. The name was changed to AEC, I, Inc. in March 2003 from Alternate Energy Corp.

         The Company, through its newly acquired subsidiary (note 11) Alternate Energy Corp., formerly known as COI Solutions, Inc., has been working on a strategy to raise capital in order to continue its efforts to complete certification of the Company's Hydrogen Production System as well as to develop its Alpha products.

         The consolidated financial statements present the accounts of AEC, I, Inc. and its' subsidiary Alternate Energy Corp. The consolidated entities will hereinafter be referred to as the Company. All significant inter-company accounts and transactions have been eliminated.


2.       SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         ACCOUNTING PRINCIPLES

         The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States. The financial statements are prepared in United States dollars.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's estimate of the fair value of cash, prepaid expenses, investments, payables and accruals, stock option liability and amounts due to director approximates the carrying value.

         DEFERRED CONSULTING COSTS

         Deferred consulting costs represent the unamortized value of shares that have been issued to service providers and consultants over the term of contracts exceeding one year. These shares were issued at the fair market value price of the shares at date of the contract and the expense is amortized over the terms of the contracts.

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)
         -------------------------------

         TECHNOLOGY, PATENTS AND LICENCES

         On May 22, 2003, the Company adopted SFAS No 142, "Goodwill and Other Intangible Assets." Under the new statement, the Company no longer amortizes intangible assets with indefinite lives, but instead tests for impairment on at least an annual basis.

         IMPAIRMENT OF INTANGIBLE ASSETS WITH INDEFINITE LIVES

         In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted in its entirety on May 22, 2003, the Company evaluates the carrying value of other intangible assets annually as of December 31 and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether the other intangible asset is impaired, the Company compares the fair value of the reporting unit to which the other intangible asset is assigned to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit to its carrying amount. In calculating the implied fair value of the other intangible assets, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of its intangibles. The initial evaluation of the intangible assets completed as of October 1, 2003 in accordance with SFAS No. 142 resulted in no impairment losses. Additionally, the Company performed its periodic review of its intangible assets for impairment as of December 31, 2003, and did not identify any asset impairment as a result of the review.

         INCOME TAXES

         The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)
         -------------------------------

         USE OF ESTIMATES

         The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

         STOCK OPTION PLANS

         The Company applies the fair value based method of accounting prescribed by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION in accounting for its stock options granted to both employees and non-employees. As such, compensation expense is recorded on the date of grant based on the fair market value of the stock and expensed in the period which the option was granted.


3.       INVESTMENT IN RELATED PARTY
         ---------------------------

         The Company acquired 20,000 common shares of Environment Protection Group (EPG) in exchange for a loan receivable. The Company has the same director as AEC, I, Inc. This investment represents a minority interest in EPG.


4.       STOCK OPTIONS
         -------------

         On May 22, 2003, Alternate Energy Corp. (a subsidiary of the company) adopted a stock option plan accounted for under SFAS No. 123 and related interpretations. The plan allows the subsidiary to grant options to persons employed or associated with the subsidiary, including without limitation, any employee, director, general partner, officer, attorney, accountant, consultant or advisor up to an aggregate of 5,000,000 Common shares. The options have a term of expiration to be set by the Compensation Committee of the Board of Directors but will not exceed ten (10) years after the grant date. The exercise price for each option will be at the discretion of the Compensation Committee.

         On July 7, 2003 Alternate Energy Corp. granted 4,100,000 options at $0.10 expiring June 1, 2006 and expensed the difference between the fair market value of the shares on July 7, 2003 and the option price. The option expense amount for 2003 totals $697,000 and 20,000 options were exercised in the year. $693,600 has been recorded to the stock option liability account.

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


4.       STOCK OPTIONS, (Continued)

         The following table summarizes information about options outstanding at December 31, 2003:

              RANGE OF                                               REMAINING
              EXERCISE                      NUMBER                  CONTRACTUAL
               PRICES                     OUTSTANDING                  LIFE
            ------------                 ------------              ------------

                $0.10                      4,080,000                 2.5 years
                $0.80                        196,385                 1 year
                $1.20                          3,750                 1 year
                                         ------------
                                           4,280,135
                                         ============

         In 2002, no options were issued by the subsidiary.

         The options included in stock option liability were issued as follows:

                                             2001          $153,180
                                             2003           693,600
                                                           ---------
                                                           $846,780
                                                           =========

5.       DUE TO DIRECTOR
         ---------------

         The amount due to one of the directors is non-interest bearing, due on demand and has no fixed repayment terms.


6.       CAPITAL STOCK
         -------------

         AUTHORIZED
           150,000,000 (2002 - 150,000,000) common shares
               with a par value of $0.001
           5,000,000 (2002 - 5,000,000) preferred shares
               with a par value of $0.001

        ISSUED                                                          2003           2002
                                                                        ----           ----
           104,870,715 Common shares (2002 - 104,870,715)            $  67,863      $  67,863
                                                                     ==========     ==========

         During 2002, the company issued 5,000,000 common shares to retire a debt of $5,000.


                                                                                           F-9

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


7.       BASIC LOSS PER SHARE
         --------------------

         Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a daily basis.


8.       INCOME TAXES
         ------------

         The company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse.

         The approximate income tax effect of the temporary differences comprising the net deferred tax asset is approximately as follows:


                                                    2003             2002
                                                    ----             ----

         Non-capital losses carried forward     $ 3,966,389      $    46,027

         Less:  Valuation allowance              (3,966,389)         (46,027)
                                                ------------     ------------

         Net future tax assets                  $        --      $        --
                                                ============     ============

         In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has provided for a valuation allowance on all of its' losses as there is no assurance that future tax benefits will be realized.


9.       RELATED PARTY TRANSACTIONS
         --------------------------

         During the year the Company paid management fees to the directors of the company and its subsidiary in the amount of $250,000 (2002 - $nil).


10.      WARRANTS
         --------

         The company's subsidiary has 818,606 outstanding warrants at December 31, 2003. These warrants expire in December 2006 and their strike price ranges from $1.20 to $1.67.

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


11.      BUSINESS ACQUISITION AND MINORITY INTEREST
         ------------------------------------------

         On May 22, 2003, the Company acquired 94.6% of the outstanding shares of Alternate Energy Corp. (formerly COI Solutions, Inc.). The results of Alternate Energy Corp. operations have been included in the consolidated financial statements since that date.

         The purchase price was satisfied by the transfer of AEC, I, Inc. patents and technology which were valued at $62,863. AEC, I, Inc. received 104,870,715 shares of Alternate Energy Corp.

         The fair market value of the assets and liabilities purchased on May 22, 2003 are as follows:

                           Patents and technology                   $  62,863
                           Goodwill                                   336,000
                           Minority interest                           19,180
                                                                    ----------

                           Total assets                               418,043

                           Accounts payable                           202,000
                           Stock option liability                     153,180
                                                                    ----------

                           Total liabilities                         (355,180)
                                                                    ----------

                           Net assets acquired                      $  62,863
                                                                    ==========

         During the period after acquisition, the accounts payable of $202,000 was forgiven.

         Alternate Energy Corp. issued shares subsequent to the acquisition thereby reducing the company's equity position to 83.4% at the end of the year.


12.      CONTINGENT LIABILITY
         --------------------

         On August 15, 2002 the Securities and Exchange Commission filed a civil lawsuit against the Company's subsidiary, its former CEO and other individuals. The SEC alleges in its complaint that the subsidiary, while operating under the name COI Solutions, Inc. and under prior management, engaged in a scheme to pay illegal kickbacks to representatives of a European fund contrived by the FBI and made false and misleading statements in filing on Form S-8. The SEC is seeking injunctive relief enjoining any violations of the securities laws and is also seeking civil penalties.

AEC I, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


13.      SUBSEQUENT EVENT
         ----------------

         Subsequent to year end, the company's subsidiary received proceeds of funding in the amount of $2,750,000 via a private placement of the subsidiary's common stock with institutional investors. The proceeds are expected to be used for funding interim working capital requirements, marketing and early stage business development programs, completion of certification of the Company's Hydrogen Production System, as well as developing final engineering specifications for the Company's Alpha product for distribution.

         The financing includes the issuance of 5.5 million of restricted shares at $0.50 per share and 3.547 million warrants exercisable over a 3-year period to purchase the subsidiary's common stock at prices ranging from $0.50 - $1.67 per share. The subsidiary shall have the option of calling any unexercised warrants once the registration statement is effective and the subsidiary's common stock price exceeds $2 per share for a period of 30 trading days.

                                   AEC I, Inc.
                         For the Nine Month Period Ended
                               September 30, 2004


                                  BALANCE SHEET
                                  -------------
                             For the 9 Month Period
                            Ended September 30, 2004


                                                          2004          2003
                                                          ----          ----
ASSETS
  CASH                                                    780,893        15,910
  PREPAID DEFERRED CONSULTING COSTS                     1,784,737     2,017,832


INVESTMENTS IN RELATEED PARTY                             100,000        50,500

TECHNOLOGY, PATENTS AND LICENSES                        1,108,056     4,216,513
                                                       -----------   -----------
                                                        3,773,686     6,300,755
                                                       -----------   -----------
LIABILITIES
ACCOUNTS PAYABLE                                          -24,058       -56,752
STOCK OPTION LIABILITY                                   -848,780             0
DUE TO DIRECTOR                                          -417,575      -317,338

MINORITY INTEREST                                        -533,017      -469,677
SHAREHOLDERS EQUITY
CAPITAL STOCK                                             -67,863       -67,863

ADDITIONAL PAID IN CAPITAL                             -9,531,314    -8,024,980

      DEFICIT                                           7,648,921     2,635,855
                                                       -----------   -----------

                                                       -3,773,686    -6,300,755
                                                       -----------   -----------

                                INCOME STATEMENT
                             For the 9 Month Period
                            Ended September 30, 2004


                                                     2004               2003
                                                     ----               ----

REVENUE                                                    0                  0

EXPENSES

ADMIN                                                562,021          2,679,646
CONSULTING                                           448,043
MANAGEMENT FEES                                    4,200,290            120,000
PROFESSIONAL FEES                                     92,197              9,660
                                                 ------------       ------------

LOSS BEFORE THE UNDERNOTED                         5,302,551          2,809,306

MINORITY INTEREST, PRE-DILUTION                   -1,110,819           -219,603
                                                 ------------       ------------
EARNINGS AND GAIN ON DILUTION

NET LOSS FOR THE YEAR                             -4,191,732         -2,589,703
                                                 ------------       ------------

NET LOSS PER SHARE                                     -0.04              -0.02
                                                 ------------       ------------

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES                                  104,870,715        104,870,715
                                                 ------------       ------------

                             STATEMENT OF CASH FLOW
                             For the 9 Month Period
                            Ended September 30, 2004


OPERATIONS                                             2004             2003
                                                       ----             ----

NET LOSS                                             4,191,732        2,589,703
ADD: ITEMS NOT AFFECTING CASH
MINORITY INTEREST, PRE-DILUTION                     -1,110,819         -219,604
                                                   ------------     ------------
EARNINGS AND GAIN OF DILUTION                        3,080,913        2,370,099
ADD; CHANGES IN ACCOUNTS PAYABLE                      -251,033           50,615
PREPAID AND DEFERRED CONSULTING                      1,376,520       -2,007,832
STOCK OPTION BENEFIT                                     2,000                0
                                                   ------------     ------------

                                                     4,208,400          412,882
INVESTING
INCREASE IN MINORITY INTEREST                         -172,743          469,677
PURCHASE OF PATENTS AND TECHNOLOGY                     861,180       -4,153,650
                                                   ------------     ------------
                                                       688,437       -3,683,973
FINANCING
LOAN PAYABLE                                                            -50,500
DUE TO DIRECTOR                                         84,135          269,736
ISSUANCE OF ADDITIONAL PAID IN CAPITAL               3,664,943        8,244,584
CHANGES IN COMPREHENSIVE INCOME                        102,895                0
                                                   ------------     ------------
                                                     3,851,973        8,463,820

NET CHANGES IN CASH                                    365,346           13,323

OPENING CASH                                           415,547            2,587
                                                   ------------     ------------
CLOSING CASH                                           780,893           15,910
                                                   ------------     ------------

                                   AEC I, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                         (Unaudited) September 30, 2004
--------------------------------------------------------------------------------


1.       GENERAL

The unaudited condensed statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation for each of the periods presented. The results of operations or interim statements are not necessarily indicative of results to be achieved for full fiscal years.

As contemplated by the Securities and Exchange Commission (SEC) under Rule 10-01 of Regulation S-X, the accompanying financial statements and related footnotes have been condensed and do not contain certain information that will be included in THE COMPANY'S annual financial statements and footnotes thereto. For further information, refer to the financial statements and related footnotes for the year ended December 31, 2003.

                                  INCOME TAXES

Income taxes for the interim periods were computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. There are no income taxes for the current period as THE COMPANY has a net operating loss carry-forwards, which expires between 2007 to 2009. The realization of the tax loss carry-forward is contingent upon certain facts and circumstances, therefore the Company may not be able to realize the net operating loss carry-forward.

                                 LOSS PER SHARE

THE COMPANY reports earnings per share in accordance with the provisions of SFAS No. 128, EARNING PER SHARE. SFAS No 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if the securities or other CONTRACTS to issue stock were exercised and converted to common stock.

There were no stock options outstanding at September 30, 2004.

Basic weighted average shares outstanding September 30, 2004 were 104,870,715.

2.       CAPITAL STOCK

No shares of stock were issued during the nine month period.

                                    PART III

ITEM 1.           INDEX

3.1               Articles of Incorporation and amendments thereto.
3.2               Bylaws of AEC I, Inc.
10.1 Asset Purchase Agreement as between Alternate Energy Corporation and COI Solutions, Inc.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AEC I, Inc.


Date:  January 5, 2004                               By:  /s/ Blaine Froats
                                                        -----------------------
                                                        Blaine Froats, CEO


                                                                              19